Reminder: Points International to Report Fourth Quarter 2007 and Full Year 2007 Earnings Results Before Market on March 20, 2008

TORONTO, March 18, 2008 – Points International Ltd. (TSX: PTS; OTCBB: PTSEF), owner and operator of Points.com, the world’s leading reward-management portal, will be reporting fourth quarter 2007 and full year 2007 results before market on March 20, 2008.

The Company will host a corresponding conference call with Rob MacLean, CEO, Christopher Barnard, President and Anthony Lam, CFO of Points International to discuss the results on Thursday, March 20th at 8:00 a.m. Eastern Time.

To participate in the conference call, investors from the US and Canada should dial (800) 218-0204 ten minutes prior to the scheduled start time. International callers should dial (303) 262-2131.

Points International will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the company’s Web site at https://www.points.com/static/corporate/investor_overview.html. A telephonic replay of the conference call will also be available until 11:59 pm PT on Tuesday, March 25, 2008 by dialing 800-405-2236 and entering the passcode: 11109078#.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world’s leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world’s leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles™, Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network and InterContinental Hotels Group’s Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

For more information contact:

For investor relations:

Anthony Lam, Chief Financial Officer, Points International Ltd., (416) 596-6382,
anthony.lam@points.com;

Alex Wellins or Brinlea Johnson, The Blueshirt Group, (415) 217-7722
alex@blueshirtgroup.com, brinlea@blueshirtgroup.com

For partnerships and other inquiries:

Christopher Barnard, President, Points International Ltd., (416) 596-6381,
Christopher.Barnard@points.com

Corporate website: www.points.com/corporate